================================================================================
SEC 1745         Potential persons who are to respond to the collection of
(6-00)           information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                       -------------------------
                                                       OMB APPROVAL
                                                       -------------------------
                                                       OMB Number:      235-0145
                                  SCHEDULE 13G         -------------------------
                                                       Expires: October 31, 2002
                                                       -------------------------
                                                       Estimated average burden
                                                       hours per response...14.9
                                                       -------------------------

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           WebEx Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   94767L-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                     -------------------
CUSIP NO. 94767L-10-9            SCHEDULE 13G                 PAGE 2 OF 8
----------------------                                     -------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vanenburg Capital Management I, B.V.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      The Netherlands
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             7,114,533
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               7,114,533
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      7,114,533
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      17.79%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO
------------------------------------------------------------------------------

----------------------                                     -------------------
CUSIP NO. 94767L-10-9            SCHEDULE 13G                 PAGE 3 OF 8
----------------------                                     -------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vanenburg Capital Management Holding B.V.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      The Netherlands
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             7,114,533
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               7,114,533
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      7,114,533
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      17.79%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO
------------------------------------------------------------------------------

----------------------                                     -------------------
CUSIP NO. 94767L-10-9            SCHEDULE 13G                 PAGE 4 OF 8
----------------------                                     -------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vanenburg Group B.V.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      The Netherlands
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             7,114,533
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               7,114,533
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      7,114,533
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      17.79%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO
------------------------------------------------------------------------------

----------------------                                     -------------------
CUSIP NO. 94767L-10-9            SCHEDULE 13G                 PAGE 5 OF 8
----------------------                                     -------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jan Baan
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      The Netherlands
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              77,000
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             7,114,533
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             77,000
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               7,114,533
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      7,191,533
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      17.98%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

Item 1.

     (a)  Name of Issuer: WebEx Communications, Inc.
          --------------

     (b)  Address of Issuer's Principal Executive Offices: 307 West Tasman
          -----------------------------------------------
          Drive, San Jose, CA 95134.

Item 2.

     (a)  Names of Persons Filing: Vanenburg  Capital  Management I, B.V.
          -----------------------
          ("Vanenburg Capital"); Vanenburg Capital Management Holding B.V. ("VCMH"), which is the sole stockholder of Vanenburg Capital; Vanenburg Group B.V. ("Vanenburg Group"), which is the sole stockholder of VCMH; and Jan Baan, sole director of Vanenburg Capital and a member of the Board of Directors of the Issuer.

     (b)  Address of Principal  Business  Office or, If None,  Residence:
          --------------------------------------------------------------
          Vanenburgerallee 13, P.O. Box 231, 3880 AE Putten, The Netherlands.

     (c)  Citizenship: Each of Vanenburg Capital, VCMH and Vanenburg Group is a
          -----------
          company organized under the laws of The Netherlands. Mr. Baan is a citizen of The Netherlands.

     (d)  Title of Class of Securities: Common Stock, par value $0.001.
          ----------------------------

     (e)  CUSIP Number: 94767L-10-9.
          ------------

Item 3. If this statement is filed pursuant to (s)(s)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  Broker or dealer registered under section 15 of the Act
          (15 U.S.C. 78o).

     (b)  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  An investment advisor in accordance with (s)240.13d-1(b)(1)(ii)(E);

     (f)  An employee benefit plan or endowment fund in accordance with
          (s)240.13d-1(b)(1)(ii)(F);

     (g)  A parent holding company or control person in accordance with
          (s)240.13d-1(b)(1)(ii)(G);

     (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  Group, in accordance with (s)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owed: Vanenburg Capital is the record owner of
          ------------------------
          7,114,533 shares of the Issuer's Common Stock (the "Vanenburg Capital Shares") as of December 31, 2001. By virtue of its relationship as Vanenburg Capital's sole stockholder, VCMH may be deemed to own beneficially the Vanenburg Capital Shares. By virtue of its relationship as VCMH's sole stockholder, Vanenburg Group may be deemed to own beneficially the Vanenburg Capital Shares.

          Mr.Baan is the beneficial owner of 77,000 shares of the Issuer's Common Stock. As the sole director of Vanenburg Capital, he may also be deemed to own beneficially the Vanenburg Capital Shares.

          Each Reporting Person disclaims beneficial ownership of the Issuer's Common Stock except to the extent of such Reporting Person's pecuniary interest therein, and the filing of this Schedule 13G shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of any securities covered by this statement except those of which such Reporting Person is the record owner.

     (b)  Percent of class: Each of Vanenburg Capital, VCMH and Vanenburg
          Group is or may be deemed to be the beneficial owner of 17.79% of the outstanding shares of the Issuer's Common Stock. Mr. Baan is or may be deemed to be the beneficial owner of 17.98% of the outstanding shares of the Issuer's Common Stock. The foregoing percentages are calculated based on the 39,997,254 shares of the Issuer's Common Stock outstanding on December 31, 2001.

     (c)  Number of shares as to which the person has:
          -------------------------------------------

         (i) Sole power to vote or to direct the vote: Vanenburg Capital, VCMH and Vanenburg Group have sole power to vote or direct the vote of 0 shares. Mr. Baan has sole power to vote or direct the vote of 77,000 shares.

         (ii) Shared power to vote or to direct the vote: Vanenburg Capital, VCMH, Vanenburg Group and Mr. Baan have shared power to vote or to direct the vote of 7,114,533 shares.

         (iii) Sole power to dispose or to direct the disposition of: Vanenburg Capital, VCMH and Vanenburg Group have sole power to dispose or to direct the disposition of 0 shares. Mr. Baan has sole power to dispose or to direct the disposition of 77,000 shares.

         (iv)  Shared power to dispose or to direct the disposition of:
               Vanenburg Capital, VCMH, Vanenburg Group and Mr. Baan have shared power to vote or to direct the vote of 7,114,533 shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2002

                                      VANENBURG CAPITAL MANAGEMENT I, B.V.


                                      By:    /s/  Jan Baan
                                         ---------------------------------------
                                      Name: Jan Baan
                                      Title: Director


                                      VANENBURG CAPITAL MANAGEMENT HOLDING B.V.

                                      By:    /s/  Jan Baan
                                         ---------------------------------------
                                      Name: Jan Baan
                                      Title: Director


                                      VANENBURG GROUP B.V.


                                      By:    /s/  Jan Baan
                                         ---------------------------------------
                                      Name: Jan Baan
                                      Title: Chief Executive Officer




                                      By:    /s/  Jan Baan
                                         ---------------------------------------
                                      Jan Baan, signing as an individual

                                    EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of WebEx Communications, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 13th day of February, 2002.



                                       VANENBURG CAPITAL MANAGEMENT I, B.V.

                                       By:    /s/  Jan Baan
                                          --------------------------------------
                                       Name:  Jan Baan
                                       Title:  Director



                                       VANENBURG CAPITAL MANAGEMENT HOLDING B.V.

                                       By:    /s/  Jan Baan
                                          --------------------------------------
                                       Name:  Jan Baan
                                       Title:  Director



                                       VANENBURG GROUP B.V.

                                       By:    /s/  Jan Baan
                                          --------------------------------------
                                       Name:  Jan Baan
                                       Title:  Chief Executive Officer



                                       By:    /s/  Jan Baan
                                          --------------------------------------
                                       Jan Baan, signing as an individual